Exhibit 99.1

PENN WEST CONFIRMS FILING OF ITS 2016 YEAR END DISCLOSURE DOCUMENTS

CALGARY, March 15, 2017—PENN WEST PETROLEUM LTD. (TSX—PWT; NYSE—PWE) (“Penn West”, “we”, “us” or “our”) announces that it has filed with Canadian securities regulatory authorities its audited Consolidated Financial Statements for the year ended December 31, 2016 and related Management’s Discussion and Analysis. Penn West has also filed its Annual Information Form for the year ended December 31, 2016, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Penn West’s Annual Report on Form 40-F for the year ended December 31, 2016 will be filed with the U.S. Securities and Exchange Commission pursuant to its rules and regulations.

Copies of these documents may be obtained electronically via www.sedar.com and www.sec.gov/edgar.shtml (for the Form 40-F) or through Penn West’s website at www.pennwest.com. Hard copies of Penn West’s audited Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

Penn West shares are listed on the Toronto Stock Exchange under the symbol” PWT” and on the New York Stock Exchange under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com